UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

HK Xu Ding Co., Limited

Rm 32 11/F, Lee Ka Industrial Building, 8 Ng Fong Street, San Po Kong

Kowloon, Hong Kong

HK Suixin Co., Limited

Apt. 1203, Zhongya Dongjun Yuan North Part

Yuecheng District

Shaoxing

Zhejiang Province, China 312000

Lin Wang

Apt. 1203, Zhongya Dongjun Yuan North Part

Yuecheng District

Shaoxing

Zhejiang Province, China 312000

Baofeng Pan

195 Bin’an Road, Binjiang District,

Hangzhou, Zhejiang Province, China 310052

Gerald A. Adler, Esq.

Adler & Silverberg PLLC

48 Wall Street (Suite 1100)

New York, NY 10005

                                                                                     (646) 418-6454

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HK Xu Ding Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

_____________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HK Suixin Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

________________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baofeng Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Amendment No. 2 to Schedule 13D (“Amendment No. 2”) which was jointly filed on January 12, 2020, by HK Xu Ding Co., Limited (“Xu Ding”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; HK Suixin Co., Limited (“HK Suixin”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; Lin Wang (“L. Wang”), a shareholder of HK Suixin and its sole director and, Baofeng Pan (“B. Pan”), a shareholder of HK Suixin. HK Suixin is the sole shareholder of Xu Ding (collectively, the “Reporting Persons”). This Amendment No. 3 is being jointly filed by the Reporting Persons to update certain information with respect to the “group” status. As of January 12, 2021, the Reporting Persons, together with Dengrong Zhou, Qiang Ou, Kairui Tong, Hao Huang, Fei Zhang, and Meng Liu (collectively, the “Zhou Group”) have become a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Zhou Group has separately filed an amendment to their own Schedule 13D on January 21, 2021, to report their participation in this group with the Reporting Persons. Collectively, the newly formed group owns 18,966,826 shares of Common Stock of iFresh, Inc. (the “Issuer”), comprising 52.29% of a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. Unless otherwise stated, the information set forth in the Amendment No.2 remains accurate in all respects.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“Pursuant to a written consent executed by the holders of a majority of the stock of the Issuer entitled to vote on the election of directors and dated as of January 12, 2020 (the “Consent”), the Reporting Persons, along with the Zhou Group, adopted resolutions pursuant to Section 228 and 141(k) of the Delaware General Corporation Law to remove and replace certain members of the Board of Directors of the Issuer and to amend the Amended and Restated By-Laws of the Issuer to provide that vacancies in the board of directors may be filled only by the affirmative vote of the holders of shares representing a majority of the voting power of the Issuer’s capital stock entitled to vote for the election of directors and not be filled by the board of directors unless the vacancy is not filled by stockholder action. Such change in the board of directors, effective immediately upon the effectiveness of the resolutions, (1) removed Long Deng and Mark Fang as directors without cause and (2) elected Qiang Ou and Jiandong Xu as directors to fill the resulting vacancies.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Consent, which is incorporated by reference in its entirety into this Item 4. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement, dated as of February 8, 2021, by and among HK Xu Ding Co. Limited, HK Suixin Co., Limited, Baofeng Pan and Lin Wang.
Exhibit 99.2	Instruments of Transfer (incorporated by reference to Exhibit 99.2 to the Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on January 12, 2020)
Exhibit 99.3	iFresh, Inc. Resolution Adopted by Written Consent of Stockholder, dated as of January 12, 2021.
Exhibit 99.4	Power of Attorney, dated as of February 4, 2021.

”

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

HK Xu Ding Co., Limited

By: /s/ Lin Wang
Name: Lin Wang Director

HK Suixin Co., Limited

By: /s/ Lin Wang
Name: Lin Wang
Director

/s/ Lin Wang
Lin Wang

/s/ Lin Wang, Attorney-in-fact for Baofeng Pan
Lin Wang, Attorney-in-fact for Baofeng Pan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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